July 19, 2006

United States Securities and Exchange Commission

Mail Stop 7010

Division of Corporation Finance

100 F. Street N,E.

Washington, D.C.

U.S.A.  20549

Attention:

Pamela A. Long, Assistant Director

Dear Ms. Long:

RE:

Aquasol EnviroTech Ltd.

Form 20-F Registration Statement

File No.

1-32617

Pursuant to your letter of July 13, 2006, we have amended the 20F dated July 19, 2006.  Below we have responded to your comments including explanations which will provide better clarification which you require.  In the event that you require further clarification or any further supplemental information, please provide us with additional comments via fax to 604-688-8030.

General

We are submitting the Form 20F in the required time period.

Item 3.B

Capitalization and Indebtedness

1.

We have updated the Company’s Capitalization and Indebtedness as of July 19, 2006.

Item 3.D

Risk Factors

2.

We have deleted the language in the last sentence as requested.

3.

We have amended the heading to add the disclosure as requested.  Also note that the required disclosure has been added to the Audited Financial Statements dated March 31, 2006.

4.

We have indicated on the cover the requested check mark of the shell company as requested.  Please note that the attached Form 20FRG is in the required period of time for the Company’s Annual Form 20-F registration statement.

The Officers and Directors of our Company

5.

We have added the disclosure information as per your request in the attached Form 20FRG.

July 19, 2006

United States Securities

and Exchange Commission

Item 4.B

Business Overview

6.

We have amended the Form 20FRG to include in a more understandable language as requested.

7.

We have amended the Form 20FR12G to describe the biological methods which the system uses in non-technical words.

Corporate Strategy

8.

We have amended in the Form 20FR12G in a non-technical manner as requested.

Research and Development

9.

We have amended in the Form 20FR12G with the required language and explanation as per our letter dated November 16, 2005.

Item 7.A

Major Shareholders

10.

We have updated the Form 20FRG to reflect the most practicable date, that being July 19, 2006.

Financial Statements – March 31, 2005

AND Audited Financial Statements dated March 31, 2006

General

11.

We have updated the Form 20FRG accordingly.  Please note that the attached Form 20FRG incorporates the Company’s most recent Audited Financial Statements dated March 31, 2006.

Consolidated Balance Sheet

12.

We have revised the balance sheets to include any cumulative net loss reported with a description caption as requested.

Consolidated Statements of Combined Income

13.

We have revised the caption “Comprehensive income” to reflect both comprehensive income and loss where appropriate.

Consolidated Statement of Stockholders’ Equity

14.

We have revised the column heading “cumulative currency translation adjustment” as requested.

July 19, 2006

United States Securities

and Exchange Commission

We hereby acknowledge:

1.

the Company is responsible for the adequacy and accuracy of the disclosure in this filing.

2.

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, please feel free to contact the undersigned or Brigitte M. McArthur, the Company’s Corporate Secretary at 604-688-8002 or via fax to 604-688-8030.  Please forward all future correspondence and comments directly to the Company and not to legal counsel.

Yours truly,

AQUASOL ENVIROTECH LTD.

Yenyou (Jeff) Zheng,

President & Director

bmm/YZ

1980 – 1055 W. HASTINGS ST., VANCOUVER, BC  CANADA  V6E 2E9

TEL: (604)688-8002 FAX: (604)688-8030

E-MAIL: INFO@AQUASOLTECH.COM   WEBSITE: WWW.AQUASOLTECH.COM